UNITED SERVICES ADVISORS, INC.
                              AMENDMENT TO BY-LAWS

     The By-Laws of the Corporation are hereby amended by action of the Board of Directors at a meeting held May 10, 1996.

     ARTICLE III DIRECTORS, Section 1.1 will be deleted.

     ARTICLE III DIRECTORS, Section 6.1 will be amended to read as follows:

     Section 6.1 There shall be at least 4 meetings of the Board of Directors of the Corporation annually and inasmuch as reasonably possible, one such meeting during each of its fiscal quarters.

     ARTICLE III DIRECTORS, Section 8.1 shall be amended to read as follows:

     Section 8.1 A quorum of a meeting of each of the Board of Directors and the audit or remuneration committee of the Corporation shall consist of a majority of the directors then forming part of the Board of Directors or such committee, respectively.

     ARTICLE III DIRECTORS, Section 9.1 shall be deleted.

     ARTICLE III DIRECTORS, a Section 12 shall be amended to read as follows:

     Section 12. BOOKS OF ACCOUNT AND RECORDS. The books of account and records of the Corporation shall be kept and maintained at all times at the head office of the Corporation.

     ARTICLE IV NOTICES, Sections 2.1 and 7.1 shall remain in the Bylaws and read as follows:

     Section 2.1 The presence in person or participation by conference call of a director at any such meeting shall be deemed to be a waiver of notice for the meeting, unless such director objects to the holding of the meeting on the basis that same is not regularly held or called.

     Section 7.1 Notices of convocation in respect of each regular or special meeting of the Board of Directors or the audit or remuneration committee of the Corporation shall be given to each director or member of such committee, respectively, at least 25 hours prior to each such meeting, containing an agenda for such meeting.

     Amended by action of the Board of Directors at a meeting held May 10, 1996.